

August 13, 2014

Via E-mail
Mr. Mark E. Newman
Senior Vice President and Chief Financial Officer
SunCoke Energy, Inc.
1011 Warrenville Road, Suite 600
Lisle, Illinois 60532

RE: **SunCoke Energy, Inc.**
Form 10-K for the Year Ended December 31, 2013
Filed February 28, 2014
File No. 1-35243

Dear Mr. Newman:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant